Exhibit 99.1

KNOREX Ltd. Pursues Strategic Carve-Out of AscendX Publisher Monetization Business with External Growth Capital

Proposed Structure Would Eliminate The Need for KNOREX to Fund AscendX’s Future Growth While Allowing KNOREX to Retain an Equity Interest in AscendX

AscendX Has Moved from Product Development into Commercial Deployment, with Live Publishers, Global Demand Integrations and a Growing Pipeline

ALLEN, Texas and SINGAPORE – September 28, 2026 – KNOREX Ltd. (“KNOREX” or the “Company”; NYSE American: KNRX), a leading provider of AI-driven cross-channel programmatic advertising solutions, today announced that it is pursuing a strategic carve-out of AscendX Media Technologies Pte. Ltd. (“AscendX”), its wholly owned publisher monetization subsidiary. Under the proposed structure, AscendX would be separated and independently capitalized with investment from external investors, and KNOREX expects to retain a minority equity interest in AscendX.

The proposed carve-out is expected to enable AscendX’s growth with capital raised directly by AscendX from external investors. If completed, KNOREX expects the transaction to eliminate the need for KNOREX to fund AscendX’s future growth and allow the Company to dedicate its resources to the KNOREX XPO™ platform and other strategic priorities. Through its retained minority equity interest in AscendX, KNOREX would continue to participate in AscendX’s potential future value creation.

A Commercially Deployed Publisher Monetization Platform

AscendX is a publisher monetization platform that helps mobile app and game studios, web publishers and other digital content owners grow advertising revenue through server-side technologies, flexible integrations and real-time yield optimization. Its technology is designed to operate alongside publishers’ existing monetization infrastructure, providing access to additional demand and greater control and transparency over monetization.

Since its formation within KNOREX in June 2025, AscendX has progressed from product development into commercial deployment:

●	Live Publisher Deployments: AscendX has been deployed across 10 live publishers and more than 70 app and game bundles. In 2026 year-to-date, AscendX has supported more than 2.0 billion advertising impressions across these publishers and bundles.

●	Global Audience Reach: AscendX’s publisher inventory reaches users globally, with the United States representing its largest market and meaningful reach across APAC, Europe and Latin America.

●	Global Demand Integrations: AscendX supports integrations with major global advertising demand platforms, including The Trade Desk, Meta Audience Network, Microsoft Monetize, OpenX and Magnite, enabling publishers to access additional demand through AscendX’s monetization infrastructure.

●	Growing Commercial Pipeline: AscendX continues to expand its commercial pipeline. Five additional leading publishers are currently in advanced commercial discussions and are expected to onboard in the fourth quarter of 2026, subject to the completion of commercial agreements.

●	External Investor Interest: AscendX has attracted interest from external investors, and discussions with prospective investors are ongoing.

Strategic Rationale for Carve-Out

KNOREX believes the proposed carve-out has the potential to support strategic priorities of both AscendX and KNOREX in three key areas:

1.	Growth Capital for AscendX and Elimination of Funding Needs for KNOREX: External investment is expected to fund AscendX’s next stage of growth, including the expansion of its publisher base and demand integrations, eliminating the need for KNOREX to fund AscendX’s future growth.

2.	Continued Participation in AscendX’s Growth: Through its expected retained minority equity interest, KNOREX would continue to participate in AscendX’s potential future value creation.

3.	Greater Focus on the Core Business: The carve-out would allow KNOREX to direct its capital, management attention and resources to its core strategic priorities, including the KNOREX XPO™ platform, its KAIROS AI engine and its Agentic AI initiatives.

“We are seeing growing commercial momentum across our publisher relationships, demand integrations and pipeline, together with increasing interest from external investors,” said Phu Le, CEO and Co-founder of AscendX. “With dedicated capital and resources, AscendX would be able to focus fully on expanding our publisher base, deepening our demand and platform integrations, and accelerating the commercial development of our technology.”

Under the currently contemplated structure, AscendX would be independently capitalized through investment by external investors, and KNOREX is expected to hold a minority equity interest in AscendX following completion. No definitive agreements have been executed, and the structure and terms of the proposed transaction remain subject to negotiation, due diligence, the execution of definitive agreements and applicable corporate, regulatory, third-party and other approvals.

Because Mr. Le also serves as a director and Vice President of Operations of KNOREX, the proposed transaction will be reviewed and approved by the Audit Committee of the Company’s Board of Directors, which is responsible for reviewing and approving related party transactions.

There can be no assurance that the proposed transaction will be completed as contemplated or at all. The Company intends to provide further updates regarding the proposed carve-out, including the terms of any definitive agreements, as appropriate and in accordance with applicable disclosure requirements.

About KNOREX Ltd.

Founded in 2009, KNOREX Ltd. (NYSE American: KNRX) is a B2B technology company that provides AI-driven cross-channel programmatic advertising products and solutions. The Company’s flagship platform, KNOREX XPO™, is an AI-powered, cloud-based programmatic advertising technology platform that enables marketers to efficiently plan, execute, and optimize cross-channel advertising campaigns across a diverse range of digital media, including social media, search, CTV/OTT, video, audio, display, native, and digital-out-of-home (DOOH) advertising.

About AscendX Media Technologies

AscendX Media Technologies Pte. Ltd. is a Singapore-based publisher monetization technology company that enables mobile app and game studios, web publishers and cross-platform content owners to grow advertising revenue through server-side technologies, flexible integrations and dynamic real-time yield optimization. AscendX provides publishers with a complementary server-side monetization path designed to operate alongside their existing mediation infrastructure, enabling access to additional global demand while providing greater transparency and control over pricing and monetization. Its technology includes customized mobile SDKs, a fully managed server-to-server bidding backend, real-time reporting and insights, and monetization APIs and integration support. AscendX is currently a wholly owned subsidiary of KNOREX Ltd. For more information, visit the AscendX website (https://ascendxnow.com).

Forward-Looking Statements

This press release contains forward-looking statements, including statements regarding the proposed carve-out, the expected structure, terms and timing of the proposed transaction, KNOREX’s expected retained interest in AscendX, the anticipated benefits of the proposed transaction for KNOREX and AscendX, including any reduction in KNOREX’s funding requirements, KNOREX’s focus on the KNOREX XPO platform, AscendX’s commercial pipeline, including the potential onboarding of additional publishers, and AscendX’s business prospects.

These statements are based on current expectations and are subject to risks and uncertainties that could cause actual results to differ materially, including the risks that AscendX does not obtain external investment on acceptable terms, that definitive agreements are not entered into, that required approvals or consents are not obtained, that the structure or terms of the proposed transaction change, that potential publisher onboarding does not occur as anticipated, and that the anticipated benefits are not realized.

There can be no assurance that a definitive agreement will be entered into or that the proposed transaction will be consummated. Readers should also review the risk factors described in the Company’s filings with the U.S. Securities and Exchange Commission, including its most recent Annual Report on Form 20-F for the year ended December 31, 2025. The Company undertakes no obligation to update any forward-looking statement, except as required by law.

Contact:

Crescendo Communications, LLC

212-671-1020

KNRX@crescendo-ir.com